UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Kings Road Entertainment, Inc.
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                               (Name of Issuer)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   496162 20 7
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                                 (CUSIP NUMBER)

                             Phillip Cook, President
                            1901 Avenue of the Stars
                          Los Angeles, California 90067

                                 (310) 552-0057
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                      January 7, 1999 and February 12, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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                                 SCHEDULE 13D/A

CUSIP NO.  496162 20 7

         1.       Name of Reporting Person;
                  S.S. or I.R.S. Identification No. of Above Person

                  FAB Capital Corporation

                  I.D. No.:

         2.       Check the Appropriate Box if a Member of a Group

                  (a)  [  ]
                  (b)  [  ]

         3.       SEC Use Only .................................................
         4.       Source of Funds:  OO

         5.       Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Items 2(d) or 2(e) ............................[ ]

         6.       Citizenship or Place of Organization:  Idaho

Number of                           7.     Sole Voting Power: 732,680
Shares
Beneficially                        8.     Shared Voting Power: 0
Owned By                            9.     Sole Dispositive Power: 732,680
Each Reporting
Person With                         10.    Shared Dispositive Power: 0

         11.      Aggregate Amount Beneficially Owned by Each Reporting
                  Person:           732,680 Shares

         12.      Check if the Aggregate Amount in Row 11 Excludes
                  Certain Shares (See Instructions) ........................[  ]

         13.      Percent of Class Represented by Amount In Row 11:
                  21.6%

         14.      Type of Reporting Person: CO



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




         The original Statement on Schedule 13D, dated November 13, 1998, filed jointly by various parties including FAB Capital Corporation ("FAB"), relating to their beneficial ownership of the common stock, $.01 par value ("Common Stock"), of Kings Road Entertainment, Inc. (the "Company"), is amended by this Amendment No. 1, filed individually by FAB, as set forth below.


Item 3.           Source and Amount of Funds

     Effective January 7, 1999 and February 12, 1999, FAB transferred privately, respectively, 300,000 and 50,000 restricted shares of Common Stock which FAB had acquired on November 9, 1998. RAS has become a wholly-owned subsidiary of FAB and has changed its name to FAB Securities of America, Inc.


Item 5.           Interest in Securities of the Issuer

     As  a  result  of  the  transactions   described  in  Item  3,  above,  FAB
beneficially owns 732,680 shares of Common Stock (21.6% of the outstanding).





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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 1999

                                           FAB CAPITAL CORPORATION



                                           By:/s/ Phillip Cook
                                              ----------------------------
                                              Phillip Cook,
                                              Chairman and
                                              Chief Executive Officer